Exhibit 15.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement No. 333-151431 on Form S-8 of our reports dated May 15, 2009, relating to the consolidated financial statements of VanceInfo Technologies Inc., its subsidiaries and its variable interest entity (collectively, the “Group”) (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”) and the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of VanceInfo Technologies Inc. for the year ended December 31, 2008.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 15, 2009